UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                             (Amendment No.____)*

                             Larscom Incorporated
---------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
---------------------------------------------------------------------------
                         (Title of Class Securities)

                                  #51729Y108
                    -------------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                                Page 1 of 9


CUSIP No. 51729Y108

                           13G Page 2   of 9  Pages
                                   ---    ---



1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Dean Witter, Discover & Co.
       IRS No. 36-3145972

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
       Not Applicable                                                 (b) / /

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

     NUMBER OF    5      SOLE VOTING POWER
       SHARES
    BENEFICIALLY  6      SHARED VOTING POWER
      OWNED BY           120,000 **
       EACH       7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON      8      SHARED DISPOSITIVE POWER
       WITH              120,000 **

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          120,000 **
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/ /

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                          17.14 % **

12     TYPE OF REPORTING PERSON*
                                              HC


                            **SEE NOTE ON PAGE 6!

CUSIP No.  51729Y108
           ----------

                           13G Page 3   of 9  Pages
                                   ---    ---

1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Dean Witter InterCapital Inc.
       IRS No. 13-3680016

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
       Not Applicable                                                 (b) / /

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


     NUMBER OF    5      SOLE VOTING POWER
       SHARES
    BENEFICIALLY  6      SHARED VOTING POWER
      OWNED BY           120,000 **

       EACH       7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON      8      SHARED DISPOSITIVE POWER
       WITH              120,000 **


9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         120,000 **

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/ /

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                           17.14%**
12     TYPE OF REPORTING PERSON*
                                              IA

                             **SEE NOTE ON PAGE 6!

CUSIP No. 51729Y108
          ---------

                           13G Page 4   of 9   Pages
                                   ---    ---

1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Dean Witter Reynolds Inc.
       IRS No. 94-1671384

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
       Not applicable.                                                (b) / /

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

     NUMBER OF    5      SOLE VOTING POWER
       SHARES
    BENEFICIALLY  6      SHARED VOTING POWER
      OWNED BY           120,000 **
       EACH       7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON      8      SHARED DISPOSITIVE POWER
       WITH              120,000 **

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          120,000 **
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/ /

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                            17.14%**

12     TYPE OF REPORTING PERSON*
                                              BD


                             **SEE NOTE ON PAGE 6!

                                 Schedule 13G
                                 ----------

Issuer:      Larscom Incorporated
CUSIP NO.:   51729Y108

Item 1.
  (a)   Name of Issuer:
        Larscom Incorporated

  (b)   Address of Issuer's Principal Executive Offices:
        4600 Patrick Henry Drive
        Santa Clara, CA 95054

Item 2.
  (a)   Name of Person Filing:

        (1) Dean Witter, Discover & Co.
        (2) Dean Witter InterCapital Inc.
        (3) Dean Witter Reynolds Inc.

  (b)   Address of Principal Business Office:
        (1) Two World Trade Center, New York, NY  10048
        (2) Two World Trade Center, New York, NY  10048
        (3) Two World Trade Center, New York, NY  10048

  (c)   Citizenship:

        (1) Delaware
        (2) Delaware
        (3) Delaware

  (d)   Title of Class of Securities
        Common Stock, Class A

  (e)   CUSIP Number
        51729Y108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

  (a)   / /Broker or Dealer registered under Section 15 of the Act
  (b)   / /Bank as defined in section 3(a)(6) of the Act
  (c)   / /Insurance Company as defined in section 3(a)(19) of the Act
  (d) / /Investment Company registered under section 8 of the Investment Company Act
  (e) / /Investment Adviser registered under section 203 of the Investment Advisors Act of 1940
  (f) / /Employee Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section240.13d-1(b)(1)(ii)(F)
  (g)   /x/Parent Holding Company,  in   accordance with  Section240.13d-
           1(b)(1)(ii)(G) (Note: See Item 7)
  (h)   / /Group, in accordance with Section240.13d-1(b)(1)(ii)(H)

                              Page 5 of 9 Pages



ITEM 4. OWNERSHIP
  (a)   Amount Beneficially Owned:

             120,000 **
     -----------------------------------
  (b)   Percent of Class:

             17.14% **
     -----------------------------------
  (c)   Number of shares as to which such person has:

      (i) sole power to vote or to direct the vote
                                                    --------------------
     (ii) shared power to  vote or to direct the vote         120,000 **
                                                      ------------------------

    (iii) sole power to dispose or to direct the disposition of ______________

     (iv) shared  power to dispose or to direct the disposition of  120,000**
                                                                    ----------


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                                Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                               Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Dean Witter InterCapital Inc. ("DWI") is a registered Investment Adviser.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                               Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
                               Not Applicable.

** DWI is the Investment Adviser for the following mutual funds deemed to have beneficial ownership of the shares reported herein as follows:

Mutual Fund                           Percent of Shares Held
---------                             ------------------
Dean Witter Information Fund                      10.00%
Dean Witter Capital Appreciation Fund              7.14%
                                                  -----
                                                  17.14%

    DWI, Dean Witter Reynolds Inc. and Dean Witter, Discover & Co. disclaim beneficial ownership of the shares reported herein.

                              Page 6 of 9 Pages



ITEM 10. CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 January 16, 1997
                                 -------------
                                 (Date)


                                 /s/ Barry Fink
                                     -----------
                                     (Signature)

                                 ____________________________________________
                                 Barry   Fink,  First   Vice  President   and
                                     Assistant Secretary
                                 Dean Witter InterCapital Inc. on behalf of:

                                      Dean Witter, Discover & Co.
                                      Dean Witter InterCapital Inc.
                                      Dean Witter Reynolds Inc.

                              Page 7 of 9 Pages


                              INDEX TO EXHIBITS
                              -----------------

Exhibit A        Joint Filing Agreement dated February 11, 1994

                              Page 8 of 9 Pages


                            JOINT FILING AGREEMENT

    As permitted by Rule 13d-1(f) under the Securities and Exchange Act of 1934, Dean Witter Reynolds Inc., Dean Witter InterCapital Inc., and Dean Witter, Discover & Co. (the "Companies") hereby agree to the joint filing of Statements on Schedule 13G, including amendments thereto ("Statements"), with respect to the equity securities of all issuers acquired by one or more of the Companies provided that each Company on whose behalf a Statement is filed remains at the time of filing individually eligible to use Schedule 13G with respect to the securities to be reported therein. Notwithstanding the fact that the Companies may make joint filings pursuant to this agreement, each shall remain individually responsible for the timely filing of Statements and for the completeness and accuracy of the information concerning such Company contained therein; provided, however, that such Company is not responsible for the completeness or accuracy of the information concerning the other Companies making the filing, unless such Company knows or has reason to believe that such information is inaccurate. Each statement filed pursuant to this agreement shall identify the Companies on whose behalf it is filed, shall contain the information required by Schedule 13G with regard to each such Company, and shall indicate that such Statement is filed on behalf of such Companies. This agreement shall be filed as an exhibit to each Statement filed in reliance thereon or, to the extent permissible under applicable rules, incorporated by reference as part of said Statement.

    The Companies represent that, although Dean Witter Reynolds Inc. and Dean Witter InterCapital Inc. are under control of Dean Witter, Discover & Co., these Companies do not act in concert for the purpose of acquiring, holding, voting or disposing of the equity securities of issuers, and make all such determinations in accordance with their own respective best interests or the best interests of their clients, as the case may be. Accordingly, the Companies do not believe that they constitute a group within the meaning of Rule 13d-5(b)(1).

    Each of Dean Witter, Discover & Co., Dean Witter InterCapital Inc., and Dean Witter Reynolds Inc., hereby expressly declare that the filing of any Statement permitted hereby shall not be construed as an admission that any of said Companies is, for the purpose of Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any securities covered by such Statement, unless otherwise expressly noted in such Statements.

    This agreement shall remain in full force and effect until one or more of the Companies notifies the other Companies that it no longer desires to make joint filings as permitted hereunder or until such time as the Companies agree to terminate this agreement.

    In  evidence  thereof, the  undersigned,  being  duly authorized,  hereby
execute this agreement this 11th     day of February 1994.

                             DEAN WITTER REYNOLDS INC.

                             By: /S/ MICHAEL T. GREGG
                                 -------------------------------------
                                 Michael T. Gregg
                                 Senior Vice President

                             DEAN WITTER INTERCAPITAL INC.

                             By: /S/ SHELDON CURTIS

                                 -------------------------------------
                                 Sheldon Curtis
                                 Senior Vice President

                             DEAN WITTER, DISCOVER & CO.

                             By: /S/ RONALD T. CARMAN

                                  ------------------------------------
                                 Ronald T. Carman
                                 Senior Vice President

                              Page 9 of 9